Filed by NYSE Group, Inc.
                                       Pursuant to Rule 425 under the Securities
                                           Act of 1933 and deemed filed pursuant
                                                        to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                                              Subject Companies:
                                                                NYSE Group, Inc.
                                                 (Commission File No. 001-32829)
                                                                   Euronext N.V.
                                                              Date: June 5, 2006



         On June 2, 2006, NYSE Group, Inc. and Euronext N.V. held a joint investor conference to discuss a proposed combination agreement between the two companies. The following is a transcript of this conference:


                                     *  *  *


Principals:
Jan Michiel Hessels, Chairman of the Supervisory Board, Euronext N.V. Marshall N. Carter, Chairman, NYSE Group, Inc.
Jean-Francois Theodore, CEO of Euronext N.V.
John A. Thain , Chief Executive Officer, NYSE Group, Inc.


                                     *  *  *


INTRODUCTION, ANTOINETTE DARBY, MEDIA RELATIONS DIRECTOR, EURONEXT (MODERATOR)

         Well, then let us start now. Good afternoon, and also good morning, ladies and gentlemen. We are extremely pleased to have you here with us for this historical event. I will be your moderator today. For your information, I wanted to give you a bit of background.

         This presentation today is webcast. Therefore, we will also take questions coming in by phone. Please therefore also stand up and introduce yourself clearly, so that everybody knows who you are. And I would also ask you to give everybody a chance to ask their questions, and therefore limit your questions, at least at the initial stage, to a number of two. Last but not least, could I please ask you to switch off your mobile phones.

         Now Mr. Jan Michiel Hessels, Chairman of the Supervisory Board of Euronext, and Marshall Carter, the Chairman of the NYSE Group, will introduce to you this transformational transaction. The detailed presentation will then be held by Jean-Francois Theodore, Chief Executive Officer of Euronext, and by Mr. John Thain, Chief Executive Officer of the New York Stock Exchange. I now hand over the floor to Mr. Hessels.

         (Mr. Hessels) Thank you. Ladies and gentlemen, thank you very much for attending this meeting. And that, of course, also goes for everybody who's watching the webcast or who's dialing in to this meeting. Jean-Francois Theodore and myself are very pleased that you could join us here today in Paris. And that we are joined, of course, by Marsh Carter and John Thain from the NYSE. Before I pass the floor to them, allow me to make a few remarks. Last week at the Euronext AGM, we told our shareholders that we strongly believed in the consolidation of the exchange industry. Two proposals were then on the table, and we said that our initial view, our first initial view was that the transaction with NYSE was by far the better one.

         During the last week or so, our respective teams have been working very hard to refine and to improve the terms of the deal. Yesterday, the Euronext Board concluded that the proposed merger of equals with NYSE is the most attractive consolidation opportunity, that we should enter into an agreement to pursue this, and also that we should do it now. Therefore, the combination agreement was signed last night. This Trans-Atlantic partnership with be a merger of equals with fully balanced governance structure, also protected in the future ... not just for now, but also in the future ... to ensure the continuation of the important and unique characteristics that each partner brings to this deal.

         We believe that this combination alone brings the opportunity for global leadership while allowing the unique federal model the Euronext practices successfully will not only remain, but also can be built upon, as the cornerstone for a stronger European capital market. May I now invite Marsh Carter to say a few words. And, of course, Marsh, I'm looking very much forward to working with you in the future.

         (Marshall N. Carter): Thank you, Jan Michiel. I'm honored to stand with you, Jean Francois and John Thain, on this wonderful day that marks the birth of our new company, the combination of the New York Stock Exchange and the Euronext. Over the past year, it became clear to me, John Thain and our Board of Directors that the idea part of the New York Stock Exchange would be Euronext, because Euronext shares our strategic vision that to become a true global competitor will require further market consolidation, greater diversity of product offerings, and a much better ability to reach investors and issuers around the world. Euronext has an outstanding record of the market innovator, integrator and creator of shareholder value.

         Euronext and the New York Stock Exchange will together create the global financial marketplace of the future. Jean-Francois, John Thain, I look forward to our partnership. Jan Michiel, I look forward to serving as your deputy. Thank you.

         (Jean-Francois Theodore): So my name is Jean-Francois Theodore, and I will be starting the slide show presentation. NYSE/Euronext (is to become) a global exchange. And while you will be looking at the usual disclaimers that are always in the presentation, I would like to tell you how pleased I am to be here in front of you, to make this joint presentation together with John.

         You have been reading about the exchange consolidation for the last two or three years in the press on a regular basis. Today it happens. Today it is (a historical day) with the announcement of the first, by all means, global exchange.

         We have signed last evening the combination agreement to merge with the NYSE Group. Of course, this will be subject to approval from our regulators, the different supervising authorities, and our shareholders, but it is a foundation agreement. Let's turn maybe to the next slide ... the one immediately after the legal disclaimer.

         The newly combined group will be a two merger of equals that combines the two market leaders both sides of the Atlantic. NYSE being the world's largest and most liquid global equities marketplace is the premier listing venue. The new and premier global exchange, NYSE name, and Euronext, being the first truly cash and LIFFE derivatives exchange. So the largest cash equity exchange in Europe, based on, instead of the state of the art technology, they're having an exceptional success with the integration.

         In between these two leaders, there is balanced shareholder of contribution and balanced governance, too. With this merger of equals, we will be the first to create a transAtlantic exchange. I will just mention a few highlights. We will be the world's largest exchange by market cap, approaching at least 16 billion Euros, 20 billion dollars. We will manage the world's largest liquidity pool, with approximately 78 billion Euros of averaged daily turnover. We will run exchanges in seven countries, and will be the world's first list, listing the new, managing 80 of the 100 top companies listed worldwide. Our revenue will be diversified both in geography and in product line. And last but not least, we will be certainly the partner of choice for the consolidation, but of course also ready to compete. The benefits for the shareholders ... and let us take a look ... are numerous and substantial.

         Let's start with our shareholders. The amount of synergies to be realized in the combination is substantial. Two hundred fourteen million Euros of cost cutting will be realized over those three years and 78 million Euros of great new synergies across cash equities listing on a daily basis activity. All are deliverable.

         The new combination is also well positioned for future growth and profitability. For our employees, our marketplaces are seemingly in place. They will become part of the new global group with great development opportunities and challenges, of course. The activity managements for two will be balanced. The user will be able to cover more time zones within NYSE Euronext than any other exchange. A reason to be in this model will be the cornerstone of our combination and will be the level of cost and the risk setting for our customers. We don't see therefore any competition issue.

         For the issuers, they could have easier access to both U.S. and European investors, and there is more access to new equity. But I mean, there will remain listed in their country, and jurisdiction of choice, each are always in control.

         There will be no change in the current local regulatory framework. Each market will stay rooted where they think they have their roots. I will now hand the floor to John to present you the NYSE Group. And at the beginning we told John that it would be fun that you would present Euronext and I would present NYSE. Which is a spirit of fun, but for accuracy sake at least today and then at the beginning, we decided finally to stick each other to what we know best for the time being. (LAUGHS). John, that's up to you.

         (John Thain): Thank you, Jean-Francois. I agree that we should actually give each other's presentation at some point. But let me first just add my comments. This is a very exciting and proud day for me to share this table with Jan Michiel, with Jean-Francois, and of course with Marsh Carter. This is definitely a historic day. We are creating the first truly global marketplace. We're also creating a great transatlantic marketplace. And I think beyond the cooperation between our two marketplaces, this also can be an opportunity to further enhance the relationships between the United States and Europe.

         We are combining two great companies, and we will be a truly global competitor. Because I think in today's marketplace, it's not enough to simply be the leader in the United

States. It's not enough simply to be the champion of Europe. It really is important to be a global competitor. And that is what we are creating here today.

         Let me start by just giving you a quick overview of what is NYSE Group, and then we'll move to Euronext, and then we'll get into what the real meat of the presentation is, which is the combination of the two. Quickly, the NYSE Group is a 214-year old institution. Earlier this year we became a public company through the merger with Archipelago. And we are the leader in listing companies in the United States and across the globe ... 93 percent of the Dow Jones Industrials, 85 percent of the S&P 500, 85 percent of the Fortune 500 ... but also, 41 percent of Fortune's 100 Fastest Growing Companies are listed on the New York Stock Exchange.

         Organizationally, NYSE Group is a holding company. Underneath, we have the marketplaces themselves ... both the New York Stock Exchange market, which is just a cash equities market, and NYSE Archipelago, which is both a cash market and an options market.

         We trade New York listed stocks on the New York, and on NYSE Archipelago, we trade New York listed, Amex listed, and over-the-counter stocks as well as options. SIAC is our technology provider, which we own two-thirds of. And our regulatory functions are underneath our parent company, inside of a not-for-profit entity with a totally independent Board of Directors, creating an SRO, a self-regulatory organizational structure that keeps the regulation functions close to the marketplaces so they're really very knowledgeable about how our market works. But independent as they need to be. As a listing venue, we are by far the largest listing venue in the world. We have the market capitalization of our publicly traded companies of 22 trillion dollars, we have the highest listing standards in the world, and we offer access to over 90 million investors. When we look at our position in the marketplace in the U.S., all initial offerings that qualify to list on New York, over 90 percent do, in fact, do so.

         In terms of liquidity, we are the largest in terms of liquidity, with over 86 billion dollars of average daily turnover. And this year we've been trading about 1.8 billion shares a day. And when you look at the mix of our revenues, three primary sources of revenues are transaction fees, which goes across all of the types of transactions ... New York, NASDAQ, AMEX and the exchange-traded funds, as well as options ... a listing of venue which we talked about. Market data revenues is a third main source of revenues for us, and then regulatory fees and data processing fees.

         And what you see here is, this is for the first quarter of 2006. And it really does offer a balanced mix of revenues. But one of the things you'll see when we get into the discussion of Euronext is we really do not have a derivatives business, and the combination of the strength of both of our cash businesses and our derivative businesses is the one of the big sources of strength.

         This just gives you our first quarter results. The reason we use our first quarter is because the combination of NYSE, Archipelago and the options business really didn't exist before, so this is the first time you are able to look at the combined companies on a pro forma basis. This assumes that all of the companies existed together for both periods of time, so it's a true comparable number.

         And what you see here, which is important, is a very significant growth, both on revenues in terms of pre-tax profits ... pre-tax profits were actually up 49 percent quarter over quarter ... and very significant margin improvement, up to 21.8 percent for the first quarter. Which is some of the, both synergies between NYSE and Archipelago and then some of the expense savings that we talked about when we made that acquisition.

         Lastly on the NYSE side, we are in our core businesses very well positioned for growth. Our cash equities business has been growing, both in terms of overall volume, and in terms of market share, particularly in the over-the-counter space and in the exchange traded funds space. Exchange traded funds are very rapidly growing products where we have a high market share.

         Options is also rapidly growing in the U.S., and we have about a ten percent market share, but a lot of growth opportunities. The fixed income area is an area where we also see growth in the U.S. and also see great synergies between Euronext's fixed income businesses here.

         And then trading licenses is a new source of revenue for us, because when the Exchange became a public company, we now license off the right to be on the floor of the

Exchange. And on a pro forma basis, for instance they would annualize for this year. That would have generated $63 million of incremental revenues.

         The listings business is very, very strong, and we now have a new listings platform, NYSE Archipelago for those smaller companies that are growing quickly but that don't currently qualify to list under the New York Stock Exchange. And we also have very interesting opportunities to grow on the market data side, particularly on the proprietary side, which are not regulated by the SEC. With that as a quick overview, I'll turn it back to Jean Francois to talk about Euronext.

         (Jean-Francois Theodore): Thank you, John. Let's speak now about Euronext. You have on the first slide, the presentation of the story in the form of an arrow. It's naturally a presentation gimmick. It is a relatively young and fast-moving, really European company. Merger in September 27, IPO in July 01. Combination with LIFFE and Portuguese joining end of 01, early 02. And completion of our single trading platforms end of '04. Our philosophy has been to have the best of everything. On the legal side, giving your customers, issuers and the investors the capacity to stay rooted in their own land and domestic low, while on the technology side, unifying systems to realized economies of scale and a very huge liquidity pool. Maybe we can have a look at what we did on systems.

         When we started this venture in 2000, we had ten different trading systems for cash and derivatives market in five different countries. In only four years we achieved success with this migration and solitary position of this values market and two unified trading systems, LIFFE connect for derivatives and MSC for cash, which are recognized as the best technology available in the market. At the same time, we succeeded in managing the restoration of our business, a process in which to date these businesses are fully managed by independent partners. The migrations into single trading system combined with the optimization of IT organization, which led to a partnership with AEMS. Inside Euronext market solution enable us to reduce strongly the running and development cost of our markets.

         Let's go to the next slide to look at how we are organized. Though having a federal philosophy and a distributive organization in between market centers split over the various

Euronext countries, we are nevertheless a unified company organizing and managing responsible business unit. On this slide, on the bottom left or right, depending on where you are seated, on the slide you can see our new acquisition MTS marking or coming back in the bond market in a joint 51-49 venture with Bourse Italiana.

         Moving to our primary cash market activity, you can see that Euronext lists 30 of the top 100 European companies by market cap. 2005 was, again, a good year in terms of number five IPO's in our markets. Next is European leader with at total of 78 IPO's, among which the jumbo IPO of EDF France, the world's biggest IPO in 2005. According to independent analysis, Euronext has been number one in IPO's in EU regulated markets to raise capital. Sixty billion Euros of new capital was raised during the year. New listings other than additional 100 05 billion Euros of market cap. And that's the end of 05.

         Market cap of Euronext at end 2,295 billion Euros. We have seen steady increase in cash trading volumes starting to rise for 2005 with volume of 15 percent of other years. But flat the first half and with a trend of 30 percent in the second part of the year. This positive trend has accelerated since the beginning of 2006 with volumes of 52 percent year-to-date in cash. Euronext is the biggest European exchange by far, biggest in terms of average daily transactions or in terms of average turnover.

         In May you may have seen our press release of yesterday. Volumes are up 90 percent compared to a year ago.

         Concerning now our derivative business, we have to complete the migration of our five derivatives market to a single trading system. This enabled us to decrease significantly our cost base by 15 percent. At the same time we improved the response times of the functionalities and haul out new product offerings, strengthening Euronext's LIFFE competitive position, we could be on the regulated market with life connect new releases, or tapping into the OTC market with our new ABC offer.

         The start into the year 2006 was still a little bit slow in derivatives but has accelerated since with new volatility, and volumes are up 31 percent year-to-date. We are in the lucky position to have a very well balanced business mix. For Q1-06, derivatives of news are still ... that's a difference with NYSE our first source of revenue with 36 percent. Our cash, primary and secondary activity combined listing included, has had a strong catching up with 30 percent of share is strong progress compared to a year ago and including for the first time some revenues coming from the bond market and coming from SDS. So, it's cash trading 27 percent, listings 3 percent, that's how we come to the 30 percent.

         Since the creation of Euronext, we have strongly improved the group profitability up from 12 percent revenue margin in 2001 to 33 percent in 2005, and standing up at 41 percent for the first quarter of 2006. We realized last year revenue of 318 million Euros, a first quarter revenue is 109 million Euros only for the quarter. This was realized through the successful integration of our ten different markets.

         Let's go now, maybe, to the new company we are presenting to you today. This new world leader, a global exchange, and the first one: NYSE Euronext. As we have both said before, we will be creating the first multi-product global exchange group. Global in cash equities, global in branding, allowing for multiple listing offerings, extended trading hours, and a common IT platform. Global also in derivatives with LIFFE and NYSE Arca business, business has been combined. The aggregate market cap of the new group will be greater than that of the next four exchanges combined, making up clearly the world's largest cash equities marketplace.

         The new combination will list 80 of the top 100 world public companies. And we will be, by far, the world's largest cash equity trading venue with an average daily trading value of 100 billion dollars. We will be able to offer the boldest product crunch in cash trading. Derivatives with a new range of products will be delivered. Listings with new international listing in Euro. This transaction is also a victory for VIO, and in trading software on the one end. AEMS and SIAC. We have tools on which to work. The revenue base of NYSE Euronext will be robust and very diversified. If we look at the Q1profit, one-third comes from cash trading. Almost 20 percent from derivatives. Market data, listings and sales of software, each being equal after 13 percent. Revenues for the first quarter are totaling 602 million Euros, or $773 million.

         Finally, from my side before ending back to mike on the floor to John, I would like to point out ... one very important point. It's that the regulatory framework. We need a change in the new combination, because the new company will be holding without an exchange statute governing to holdings themselves, NYSE Group and Euronext. And the exchanges, strictly speaking, are only at the sub layer, keeping the existing regulatory framework. So, SEC on the U.S. side. On the European side, Euronext NV remain as it is, which is chairmen committee of regulators for five countries. On this side, no Sar-Box at all in Europe. The new company will have a dual primary listing on NYSE in dollars, and on Euronext in Euro. So, as you can see, there is absolutely no position in between this concept of the deal and the building of the European Exchange. On the contrary, it will be an extension of Euronext proven and efficient federal model and experience, thus providing flexibility to accept new European business.

         (John Thain): The last part of the presentation covers the value creation of this transaction and how that value creation is shared between both sets of shareholders. And I would say that the most important word, both in terms of the sharing of the value creation, as well as the governance and management structure is balance. We have gone to great lengths to make sure that the very large value creation that we're creating through this transaction is shared equally between the sets of shareholders, and that we have a well balanced both governance structure and management structure going forward.

         So, the first five gives you the structure of the transaction itself, where each Euronext share will be exchanged for 2132 Euros in cash and 0.98 of a share of the new NYSE/Euronext holding company. Now, the important component of this is that Euronext shareholders will have the option to choose to take up to all cash, or up to all stock, depending upon the proration that results, so that there will be the capability for those shareholders who prefer cash, or those shareholders who prefer stock, to make such an election. The three Euro per share special distribution will be in addition to that 2132 of cash. Each NYSE Group shareholder will exchange each of their shares for a share of the new NYSE/Euronext parent company.

         The exchange offers anticipated to take place within the next six months, there are a number of conditions, including regulatory approval on both sets of the regulators as well as both NYSE Group shareholder approval and Euronext shareholder approval. The minimum condition on the exchange offer on the Euronext side is 66 and two-thirds, although that may be lowered to 50.1 percent.

         I'm now going to go into the synergies, and I think it's very important here that we spend a bit of time, because our collective teams have spent the last few weeks getting into a detailed discussion, making sure that these synergies are both conservative and deliverable. And, so, the first slide shows you the expense synergies. And here the total expense synergies we're talking about, which will come over a three-year period, is $275 million or 214 million Euros, the vast majority of which is coming through the technology side. And I'm going to spend some time going through that. We also believe that there are some restructuring costs, which are denominated on the bottom that will cost to get to these synergies.

         Let me go to the next slide and give you the details on the technology side, because that's the bulk of the expense synergies. Between the two of us, we currently operate six different trading platforms. And, ultimately, we're going to move those six different trading platforms to two. So, we're going to consolidate what are now three cash platforms between the two of us into one. And we're going to consolidate three derivative platforms into one. So, we'll have one global cash platform and one global derivative platform. That is a very significant opportunity for us to reduce technology costs.

         We also today, between the two of us, operate ten data centers. We believe we can move to four. Very dramatic cost savings. And, finally, we, today, operate four different networks where we send messages between on our different systems. We believe we can ultimately bring that four networks down to one single global network. So, that consolidation and that concept really drives that $250 million of expense savings. Now, let me show you what that looks like over a period of years. And this slide is intended to break out for you over the course of the next three-plus years how we get to these expense savings and how they add to the expense savings that NYSE Arca was already going to accomplish and what Euronext was already going to accomplish. So, if you look at where we are today, between the two of us we spend $686 million on technology. And where we're going to end up in 2009 is we're going to spend $304 million on technology. That's a $382 million savings over that period of time. That comes in three pieces of savings and one incremental cost. First, there's $120 million of savings that come from NYSE/Arca itself. Those are part of the $200 million we talked about when we first created NYSE/Arca. We are well on our way towards achieving those. And you can see those separated out on the slide.

         There is an incremental $250 million of savings that comes from this transaction. And it comes from the consolidation that I just talked about in terms of the trading platforms, the data centers, and the communication networks. There's also another $26 million of technology savings that Euronext already had built in to its business going forward, really resulting from the aims contract, the aims joint venture contract. And so that is also separately denominated here. And the last piece, which is a small piece, is there is an inflation factor, which works the other direction, which is why if you added up all the numbers, you'd actually see it's slightly less than the total added synergies, because we do assume that there will be an inflation factor into technology costs of about $14 million.

         You can see these get phased in over time. It comes from exactly what we were talking about, which is consolidating the platforms, consolidating the data centers, consolidating the networks. And these numbers have been very thoroughly scrubbed by our two technology teams over the last couple of weeks, and we're very confident that we can deliver these numbers.

         On the revenue side, there are also significant revenue opportunities and revenue synergies. First, we believe that the ability to cross sell derivatives, and derivatives is a business that's growing very, very quickly. We on the NYSE Group side have a relatively small derivative business. We think there are great opportunities to cross sell across our different customer bases. We also think there's great opportunities on the cash trading side. The ability to trade across a much wider set of time zones, the ability to offer the shares of some of our very large listed companies, between our two different customer bases we think also offer great opportunities. And then, third on the listing side itself. You know, NYSE Group has a great position in the listings business. We think that NYSE/Euronext will have even a better position to compete, particularly for those international listings, which are currently not coming into the U.S. We believe that our combined listing firepower will be very effective in competing with the other listing venues around the world for the big global IPOs.

         In terms of value creation, this slide is intended to show you how the value creation is split between our two respective shareholders. So, if you look at the first line, this shows a pre-transaction, so it's picked at a May 31 date. The value of our two companies, which as you see, are about the same, 7.5 billion Euros in the case of Euronext, 7.3 billion in the case NYSE Group. You see the next line is the net present value of the synergies. And so that is the big value creation item. Then we have the cash and the transaction and the special dividend. And you see how the value creation is allocated between the two shareholder groups. The Euronext shareholders will have 41 percent of the resulting shares of the new NYSE/Euronext and the NYSE Group shareholders will have 59 percent of the shares. That then is added to the cash in the transaction for the Euronext shareholders as well as the special distribution to give the value allocation of 9.1 billion Euros, equally split between the two shareholder groups.

         And you see, if you look at the percentage change in shareholder value, you see very similar, very balanced allocation between the two shareholder groups of that significant value creation. We also have a very balanced governance structure. And I'm just going to go through this briefly. You can obviously read it from the slide. You see the board itself. We have a balance between the chairman and deputy chairman of the board, the CEO responsibilities, and the board of directors, which initially will be, besides the two chairmen, the chairman and deputy chairman, and CEO and the deputy CEO, will have seven additional from Euronext and nine additional initially from the NYSE side. And the governance structure as well as certain strategic decisions requires super majority votes to impact. And so, I think the balance in the board structure is reflective of our view of the balance here between our two entities.

         We also have a very balanced management team. So, our management committees will have equal representation from both sides. I will be the CEO, Jean Francois will be the deputy CEO. And Jean Francois will continue to run all of the international operations. The new holding company will be a U.S. domicile. So, our U.S. headquarters will be in New York. And the international headquarters will really continue to be the locations of Euronext today. So, we are not disturbing any of the strengths that Euronext has in its different markets, both in Europe and, of course, in London in the case of derivatives. And branding-wise, I think we have by far the world's best brands. Between NYSE and NYSE/Arca, Euronext/Euronext LIFFE and, more recently, MTS, there is really no competitor in the world who has that strength of brand.

         Finally, in conclusion, and then we'll open up to questions. We do believe this creates the first truly global exchange. It creates a global entity that really has no one in the world that competes with in the exchange business. This is a platform for great growth opportunities, both in the U.S. and in Europe. There is very significant value creation here for both sets of shareholders. And it's shared equally between those shareholders. We have a balance governance structure, we have balanced leadership, and we have a team that works well together. We've spent a lot of time together over the last few weeks. And actually both sets of management teams are here in Paris today. We are committed to multilateral regulation. Jean Francois talked about that. The continued emphasis on local regulation of the local markets. And I and others have spoken to the regulators here as well as in the U.S. with the SEC. And we're very confident that the regulators can work together. Finally, this is a transaction that can be closed quickly. There are very little, if any, antitrust issues. And this is something that the management teams are committed not only to getting closed, but to working together and make very successful for all of the stakeholders far into the future. Thank you.

         (Moderator): Thank you so much, John. Thank you, Jean Francois. We're now ready for your questions.

         (Operator): Ladies and gentlemen, if you wish to ask a question, please press Zero-One on your telephone pad.

         (Caller): I'm from Reuters. First thing, congratulations on your agreement. I just wanted to know if you had a date yet for the EGM? And I wanted to know if at this EGM shareholders will be required to agree only the NYSE/Euronext merger plan, or are they also going to be asked to vote on a possible merger plan with Deutsche Borse as well. That's my first question, which leads to a second one. Are you still in touch with Deutsche Borse, or have you stopped merger discussions with them? My final question, if I may, two-and-a-half questions. Is Borse Italiana going to join your alliance between the NYSE and Euronext? Thank you.

         Jean-Francois Theodore: There will be an EGM before the closing of the deal. We don't know yet exactly. We are looking for legal advice when this EGM will have to take place. Anyway, it will be before the closing of the deal, so you will have double security for shoulder. And EGM and the offer process by itself, the logic of the combination I gave on that was signed today is that we would submit only this proposal to EGM. You remember that only ten days ago, we heard EGM's questioned the other side, which was defeated. This agreement is, we think, currently the best available combination. So, Euronext is creating, really, a world leader (Inaudible). So, I think I answered the Borse Italiana question, as you might have seen through the communication made by the chairman of Borse Italiana attracted by the open model of Euronext. And we are going to start very soon in surveying the next few days discussion for Borse Italiana not decided to join Euronext, has decided to look for partnership. And as I said that the first choice of the first look will be Euronext. We would welcome with pleasure BI and we think that there is a complementary thing between us and BI, which is very strong. And that our model with BI, the Milan Stock Exchange, development of possibilities that they could hope.

         (Moderator): The other part of the Deutsche business, the answer is we're no longer in touch with Deutsche Borse. We're signed now with New York. We're committed to do this deal, and we take it from there.

         Q: I'm Angela of Dow Jones. To rebound the Deutsche Borse, Deutsche Borse just said that you would continue to look for partnership in combination with Euronext. Would you be open to discuss if there would be another combination?

         Jan Michiel: I think I'll repeat myself. We have signed with New York. We are committed to do this deal. To go one step further, because as a board, of course, we have our fiduciary duties. We're obliged to listen to anything that make sense or could create value or be in the best interest of our company. Therefore, I think, it's interesting to know that in the combination agreement, there is no breakup fee. So, there is no incentive to stay in. We're free from a monetary point of view to listen to anything that makes sense. But, again, we have signed, and we're committed.

         (Moderator): I think the gentleman in the second row has a question.

         (Question): The stock of the New York Stock Exchange is highly valued. The price earnings ratio is much higher than that of Euronext. So, isn't it rather risky offer for the Euronext shareholders? And the second question, Mr. Theodore, a year on French radio, I think you said, "I'm dreaming of creating a large European stock exchange to rival with the New York Stock Exchange." Why have you given up that dream?

         (Jean-Francois Theodore): I will take this forcefully. We have always a dream, and we would welcome the Detsche Borse with due value and rank if they were ready to join an open and federal model as we have been setting up in Europe. A different Euronext, of course, but this dream is a dream we still have. And we believe, as I said, that the Trans-Atlantic merger is not at all contradictory with building the true Pan-Europe exchange.

         (John Thain): Let me just talk about the New York Stock Exchange shares. We just offered $1.7 billion worth of NYSE Group shares, about 28.75 million shares, in a secondary offering to a broad range of institutional investors. And, so, I think the current valuation is absolutely ratified by the marketplace and by the institutions who bought those shares in that distribution which just took place a couple of weeks ago. So, I don't think there's any question that the shares are properly valued by the institutional community.

         (Jan Michiel): May I add one point maybe to the point that Jean Francois made on Deutsche Borse. Yes, it's true. We have been negotiating a number of times in good faith with Deutsche Borse in order to get something done in the European area, which for all sorts of reasons could make sense. We have found out that this was not possible on the terms that we found, that we considered in the best interest of the company. And, in fact, in those days, New York was not out there as a potential partner. I think one of the strengths of this deal and maybe that cannot be emphasized enough is that the structure, the proven successful open federal structure of Euronext, which was has worked really quite well as an understatement over the last four or five years, stayed in tact-

         (Jan Michiel): We consider it in the best interest of the company. And, in fact, in those days, New York was not around yet as a potential partner. I think one of the strengths of this deal, and maybe that cannot be emphasized enough, is that the structure, the proven, successful, open federal structure of Euronext, which has worked really quite well as an understatement of the last four or five years, stays intact. And on that basis we can build for the further consolidation of the European Securities industry. I think that is a very strong point of this merger, better than becoming a more Frankfurt-centered vertical exchange, which I believe, we believe, all our colleagues believe, would be much more difficult structure to get European consolidation done. And I think the proof of the pudding is Italy very soon.

         (Moderator): I would now like to take three questions coming in by phone, please.

         (Operator): We have a question from Mr. Ken Worthington, J. P. Morgan. Sir, you have the floor.

         (Caller): Hi. Thank you very much. Can you just explain how SOX applies to cross-listed companies?

         (Moderator): I'm sorry. I think you will have to dial in again. We cannot understand you. Next question.

         (Jan Michiel): I understood that the question was with Sarbanes-Oxley being applicable to cross-listed in Europe and the answer is no.

         (Moderator): The answer is no, if it is the question.

         (Caller): Can you hear me now? How does Sarbanes-Oxley play into the New York Stock Exchange Euronext ability to cross list companies? And is there potential to structure listings that overlaps this regulatory burden?

         (John Thain): It's John Thain. The structure of the transaction has been very carefully created to keep the U.S. regulatory environment separate from the European regulatory environment. So companies listed in the U.S. will, of course, be subject to Sarbanes-Oxley. Companies listed on Euronext will not. And there's no crossover between those. If a company chooses to be listed in both places, then they are choosing to be subject to both such regulatory regimes. But there is no risk of Euronext-only listed companies having any subject to Sarbanes-Oxley.

         (Caller): Okay, great. Thank you. John, for my second question ... Do you have to monitor?

         (Jan Michiel): Without overlapping, what John said is the development of international listings in euros for these big companies of the emerging markets. Not going to New York anymore. But going as the time being to another city of Europe. Because of Sarbanes-Oxley. And one of the reasons I can say John told me at the beginning of the attractiveness of Euronext for NYC is that Euronext is the main stock exchange in the Euro, the second world's largest currency. So the choice of NYC to partner with Euronext is a victory of the Euro, so to say, and the prospect of interesting new listings in Euronext marketplaces.

         (Caller): Great. Thank you. For a second question for John Thain, you have a lot on your plate. Am worried that you and your management team are overextended. Can you talk about the division of duties and the accountability you have for your major initiatives?

         (John Thain): While it is true that we have a lot on our plate and we've accomplished a lot in a relatively short period of time. But I also have a very strong management team. We've had the last, little over a year to integrate the management teams between the New York Stock Exchange and Archipelago. And we're also partnering with a very strong management team. And we've bad the opportunity to really work together over the last really month or so. We've spent a lot of time sorting out how we're going to achieve these synergies and talking about our various different business models. And so I'm very confident that the combined management teams will first work well together, which is important in any transactions. And second of all have the overall depth and scope to be able to manage this truly global enterprise.

         (Caller): Great. Thank you.

         (Operator): There is a question from Mr. Richard Repetto, Sandler O'Neill. Go ahead, sir.

         (Caller): Yes. John and Jean-Francois. First question, the expectation that the deal would sign very quickly. It took a bit longer. And I was just wondering what has been accomplished during say the roughly nine or ten days here that weren't sort of in the cards in the beginning? And you also mentioned that the deal was refined. It looks from the financial terms, that it's exactly the same. I was just wondering what you meant by refined. And I have one follow-up question.

         (John Thain): Well, let me start on the second part and then maybe we'll get some add-ons. First, Rich, thank you for upgrading your recommendation. I understand you did that this morning. One of the big areas of refinement was on the synergies. So we really spent a lot of time making sure that the synergy numbers were both conservative and demonstrable. And so there was a lot of work done on the synergy numbers themselves. The teams also have been refining both the management structure and the board structure, and really just putting, I would say, the fine touches to the rough outline that was presented nine or ten days ago.

         (Jan Michiel): And I could add to that. In the refining is the word on the governance because we had the principals but before you sign, it has to be on paper and very clear, particularly for an agreement that will last a long time. What we specifically agreed there in terms of governance was that any changes to the composition of the board or of the size of the boards or, for instance, the principal that as long as the CEO comes from the American side, the chairman will come from the European side and vice versa. Important decisions to be made that all these things would be subject to a super majority vote, which in practice, legally means that it requires at least two-thirds of the board votes or 80 percent of all the outstanding shares of the company to change this.

         Understood. All this is written down nicely by lawyers and fully agreed to between the principals.

         (Caller): Understood. Okay, thank you. The one follow-up, and just to get detail for one question.

         (Caller): Hello. Angela Charles. I'm from the Associated Press.

         It's about the trading hours. Could you explain that a bit? Does this mean that you could trade, for example, stock that's listed on the New York Exchange as soon as Paris opens at 3 A.M.? Second question. The Borse-Italiana deal. How could that affect the board structure? There have been some reports that that would tip the balance or put it an even balance with ten Americans, ten Europeans. Thank you.

         (Moderator): On trading of stock it will remain as they are at the time being?

         (John Thain): Well, the New York market's a little bit split because the New York Stock Exchange itself opens at 9:30 New York time. But ARCA, NYSE ARCA opens at 4 A.M. New York time. And so we already have quite a broad overlap. And actually one of the opportunities is to offer the trading of both sets of shares over a broader range of hours. And so that's one of the things we'll explore.

         (John Theodore): But it will remain the choice of the issuers. You remember what I said about two regulatory regimes. These issuers will have the choice of being more easily maybe dual listed. But is there one to stay listed only on one side of the Atlantic. They will be traded on this side only. And according to the regulatory regime of this side. The stock of dual-listed companies will be traded 15 or 16 hours a day. So are already close to one-hundred if I remember well. Dual list of companies in between NYC and Euronext countries. But it will be the choice of the issuers. On both points, I can say that what has been said, I am speaking under John's control is that if Borse Italiana wants to join Euronext, the balance of the board will be 11 to 10.

         (Operator): From German's Business Press, once again too about the PE ratios, differential companies. A question for you, Mr. Theodore, shall I give an answer for you about the question that critic said the deal wouldn't be financially very interesting for the Euronext shareholders because NYSE Group is buying Euronext shares with the highly valued NYSE shares and that the upside for the Euronext shareholders isn't so enormous. Secondly, they claim there wouldn't be a premium for the Euronext shareholders although NYSE is, in a way, taking control because they have the majority. And second question. You said it would not be sure when the Euronext shareholders will have the last say on the deal. Can you just make a rough estimation? It will be in the first half of 2007 or something that was completely open. Thank you very much.

         (Jean-Francois Theodore): I believe it will be before the date you are quoting. But we cannot have a date. They will have the date say. And they will judge the parameters you are speaking about. About premium. There is no premium because it's a merger in between equals. It's not a takeover as you've seen by governance. So no reason to speak about the premium. About the PEs, you have seen the prediction. A) NYSE is higher than Europe exchanges but American PE's are globally higher than European P's. B) We don't know what will be the PE of NYSE Euronext.. C) If you are speaking of upside, so we're looking at the operational merging of Euronext on one side and NYSE coming just out from a recent merger. I believe that there is a stronger side on NYSE.

         (John Thain): I would echo the last comment which is we have one quarter's worth of results. And so I think there is, when people look at PE's, I don't think they necessarily have the E-Bay part right. And so I think that there is a lot more upside on the E part of the NYSE Group contribution here.

         Could I add one thing here? All this PEs and all these numbers, I mean one could do a lot of things with numbers. The market is not always right, of course. But if we look at the market, also for the last few days, you could see that the theoretical value of the NYSE offer values the two companies combined at a level which is equal to the present combined market values. So apparently the market thinks that this is not an unfair offer, which is not always the case in bidding situations or proposals.

         (Caller): Good afternoon. Monsieur Theodore. This afternoon you are going to meet Mr. Capuano, if I'm right. Are you going to have any announcement this afternoon about Borse Italiana? And secondly, I would like to know how does it work the absorption of both Borse Italiana and other stock exchange in Europe?

         (Jean-Francois Theodore): Okay. So it will not be this afternoon. So we had the meeting planned this afternoon. Not related to our corporation and related or so to MTS. But it will be myself and too exhausted this afternoon. So it will be next week. We are meeting with Borse Italiana very often in WFE meetings, which Massimo Capuano is chairman of the World Federation of Exchanges. But almost every month, since we are partners in the MTS venture, I think that nobody's speaking with a different option. Euronext is a federal model. You become a member of the federation with the rights due to your rank, your importance. And your dynamism and we all know that Borse Italiana is a very strong and dynamic partner.

         (Moderator): Two questions coming in by phone now. And then I'll give it back to you.

         (Operator): We have a question from (inaudible) Mass Securities. Sir, you have the floor.

         (Caller): Yes. Good afternoon. Two questions. The first one is about the price. When I compute the upper price I come up with 70 euros, which means I'm near no premium whatsoever with this deal. And compute, come up with 70 B-euros. My question is do the board of Euronext, aren't you like setting the company at a low price? The second question is with regard to the trading platform. When you combine the cash trading platforms, will you be harmonizing the pricing between Europe and the USA? Thank you.

         (Jan Michiel): On the first one, I have already said that it's not a takeover. It's larger. I believe we have the value of Euronext in consideration and so to show we will have the last choice. The Euronext is trading roughly around 70 at the time being with the stock price to go up slightly since this morning.

         I just want to add one thing. You also have to be careful to make sure you're looking at the value of the deals when both markets are open and both stocks are trading. If you actually look at that, the value of the deal, which, of course, fluctuates as the NYSE Group stock price changes, the value of the deal has pretty consistently been at a slight premium to the value of Euronext shares.

         On the second part of the question I am venturing into new ground because we have not been so far in discussion but I would very much adopt when we will have a trading platform, that we will harmonize the fee structures because the economics of the American market and the economics of the open market are quite different. For instance, if you look at dissemination, these are huge figures and hugely regulated, also figures in U.S. While in Europe, it's a completely different market in which Reuters and Bloomberg are representing 80 percent of our business. So I think that each continent, each economic logic and that's what we think at the time being.

         (Operator): We have a question from the Daily Telegraph.

         (Caller): Just this one question about the platform that you're migrating to. Please explain. Which platform will that actually be? The French one or the American one? Forecast writing.

         (John Thain): The answer to that is not quite so simple because and this is true when we look at our trading platforms even in the U.S. There are different pieces to the platform and some pieces are better from one marketplace and some pieces are better from the other. Actually Euronext's trading platform is very, very powerful, very, very strong. But there are other pieces that, in our platform, that are also very strong. So I think the analysis will really be who is the technology provider and where can we pick the best pieces of each of the platforms? I'll just give you an example. You know, the matching engines are different than the information channels. And you can pick and choose between the different structures as to who has the best matching engine, which has the best information bust. And frankly, the technology provided through the ATOS joint venture aims is actually very, very strong and we were very impressed by that. And so it'll really just be a combination of the technologies that make the most sense and are really the best.

         (Moderator): I think we have the gentleman in the second row and then the lady over there.

         (Question): Hello. I would like to ask you if in the future, in the next future there will be some agreement with stock exchange in Asia, or somewhere else. Thank you.

         (John Thain): When you create a global exchange, we've now linked the U.S. and Europe and so the most logical place to look next would be Asia. But I think that we have a lot on our plate for the foreseeable future. And so I think we really will focus on this transaction, first getting it closed, and then making sure we get all of the synergies and the integration that we need to get. I think the question of Asia is certainly a legitimate one and a strategic one but also one that has to be a little bit down the road.

         (Question): From Bloomberg News, how would you respond to a bidding war if the Detusche Borse came out and made a better offer, sweeter offer? How would you respond to that? Would you be willing to sweeten Euronext an offer? And also for Mr. Theodore, maybe this was a question that they were trying to ask on the phone before. Are you confident that you will be getting shareholder approval for the deal? Some shareholders were kind of pushing for Deutsche-Borse agreement. You said that as of today this deal is the best deal for Euronext. Can you give a bit more details on why is this deal superior to the Deutsche-Borse one?

         (Jean-Francois Theodore): I think we gave all details in this presentation as the reason why this is a better one. And in the AGM, in Amsterdam, if you were not there, it has been Webcast. And in which I make comparison in between the two proposals, governance twice and high price. And explaining why the day before AGM's board I found the combination with NYSE more attractive. And then there was noted at the AGM and it happens have one important shareholder who was in favor of the convention who would be in favor of her combination with the triple 30 AGM has now said that he strongly support, and that's a big shareholder on both sides, joining between NYSE and Euronext.

         (John Thain): Actually, I believe that that shareholder is the biggest shareholder, certainly the biggest shareholder of the NYX and is certainly one of, if not the biggest shareholders of Euronext. So this is a very significant shareholder who is also very analytical and who says this transaction makes sense to them. The answer to your question on Deutsche-Borse or for that matter, anybody else, we have a deal here. We have an agreement between us. This is a transaction that makes a lot of economic sense. There's a lot of value created for both sets of shareholders. And we're not really going to speculate what we might do if something else happened. Right now we're going to focus on getting this deal closed.

         (Question): I have one specific question then some more general ones. A specific question, you said you're going to cut down on the number of data centers. So I was just wondering if that was going to lead to any job cuts? And then a more general question. I think you said, Mr. Thain, that you believe this transaction could enhance relations between the U.S. and Europe. So I was just wondering if you think that NYSE and Euronext transaction could help break down the culture of economic protectionism that we've had in Europe where we have now the many deals with American companies and European companies and European governments, want to keep the European companies in European hands. And a more general question. Do you think NYSE and Euronext combination would be good enough to withstand the possible combination between the London Stock Exchange and Nasdaq?

         (Jan Michiel): Maybe I give answer on the center while Jean is thinking about those questions. But at the center I think that with the experience of Jean we have something interesting. And the vision is that when you have a partner in IT, you are in the bit of a situation. You are in better situation to close at that center and to have synergy because if you have a few hundred IP people and the IP people are being asked at the time being to outplace, it's easily done when you have a partner and trying to employ thousands. In our case, I will speak only for Euronext, employs 47,000 people in Europe for the time being. And when we had to close that center there was no outsource of our IT people.

         And your question about U.S. European relations and protectionist tendencies, which by the way, I think there are protectionist tendencies in the U.S. as well as in Europe. Which I think are not good either. And so I do believe that this example of global, creating a global competitor, the example of the regulators cooperating across the ocean between the U.S. and Europe, I think will be a positive step, or a positive example for truly free trade and true globalization. And at least will be one, I think, good example, of where protectionist's tendencies really have not been visible. So I think it actually is a good example on that front.

         What I actually said in my commentary. One of the strengths that we think the combination will bring here is on the listing side. Because as you've seen the big global international IPO's, they have been split between Euronext, London and Hong Kong. And I think that our combination will be much more competitive with either London or Hong Kong on competing for those big global listings.

         (Moderator): Hand it over to the phone now.

         (Operator): We have a question from Mr. Richard Herr, KBW Please go ahead, sir.

         (Caller): Good morning and congratulations. Just a quick question on shareholder approval. What can move it from 66 and 2/3 to 50 points (Inaudible)? Thank you.

         (Moderator): Shareholder approval 50/50 or ...

         (John Thain): It's a 50 percent simple majority.

         (Moderator): That's right. Okay. Next question.

         (Operator): We have a question form Mr. Roger Friedman, Lehman Brothers. Please ago ahead, sir.

         (Caller) John, I'm hoping you could give us perhaps a sense of the most important reasons why you thought this particular transaction's the best/ from your perspective as head of the NYSE, when we think about, you know, whether it's global trading, trading derivatives, the opportunity to just get bigger and get scale, is it to protect listings that have gone overseas? Can you maybe rank your reasons?

         (John Thain): Sure. When we talked about the strategy of NYC Group going forward, we really talked about wanting to diversify both product wise and geography wise and we definitely wanted to have a linkage into Europe because of the importance, particularly of the euro as a currency, a global currency, and also in terms of the strength of the European economy. The second piece is we wanted to get into the derivatives business. The futures business is a very, very good business. It's growing faster than the cash business.

         And, actually, Euronext has not only a futures business but also an options business that fits well with our own options business in the U.S. So from a strategic fit both the diversification of products, the strength of Euronext in Europe so the geographic diversification. And then there are very strong position in derivatives and particularly in futures, all of those, and the chart, we showed you the combined fit, product wise. It's a very good match. It's a very good marriage. And then as we've talked over the course of the last few weeks, the management teams fit well also. And so the teams work together well. And so I think it's a very good balance. It fits strategically. It's value creating to both sets of shareholders. And the management teams work well together.

         (Caller): Okay. Thanks. And my follow-up question is on the synergies, when we look at some of the synergies that you've laid out here, including data center consolidation, for example, it seems that some of those may, we would have expected, for example, the four data centers to two in the U.S. would be part of the ARCA NYC consolidation. I'm wondering if you can address if some of those, if those are all really incremental or if they're all sort of part of the longer-term plan that say, you or even Euronext would have pursued on their own?

         (John Thain): One of the things we wanted to do particularly with the one slide we showed you, is we wanted to vary clearly breakout and separate the $120 million of synergies that are coming simply from NYC ARCA and the 250 million of incremental synergies that are coming from this transaction. And there is no duplication there. There is no overlap there. We spent a lot of time sorting that out. So the 120, which is clearly denominated, is separate from the 250 and those are incremental additive synergies.

         (Moderator): Okay, we take the last question coming in by phone and then we will have to stop. Please.

         (Operator): We have a question from Mr. Daniel Goldberg, Bear Sterns. Please, go ahead, sir.

         (Caller): Good afternoon. My first question is, John, how does this impact the hybrid plans and the expected rollout with all the consolidation technology? Is there any impact on hybrid and the timing? And then the second question would be talk a little bit about how you plan to finance the deal and the dynamics around the decision to take cash versus stock for shareholders.

         (John Thain): Sure. The first. It does not impact hybrid or hybrid rollout or the timing of hybrid at all. And so the second part of your question on the financing, based upon the current structure, this will require approximately $3 billion of debt financing, which is very easy for us to do ourselves. Certainly very easy for the combined entity to do. As you know, the New York Stock Exchange Group has no debt at all. It has about $650 million of cash. And exchanges generate cash. And when you look at the combined companies, we have very substantial cash flow generation. We believe we can pay that $3 billion of debt inside of three years.

         (Moderator): Okay. Thank you very much. We have to stop here. Sorry. But we will be happy to answer your questions later today.


                                  * * * * * *
                                  -----------


CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Information set forth in this filing (including information included or incorporated by reference herein) contains forward-looking statements, which involve a number of risks and uncertainties. Euronext and the NYSE Group caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving NYSE Group and Euronext, including estimated revenue and cost synergies, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NYSE Group's filings with the U.S. Securities Exchange Commission (the "SEC"), including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on NYSE Group's website at http://www.nyse.com and the SEC's website at SEC's Web site at www.sec.gov. and in Euronext's filings with the Autoriteit Financiele Markten (Authority for the Financial Markets) in The Netherlands, including its annual report and registration document for 2005, which is available on Euronext's website at http://www.euronext.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.


NOT AN OFFER
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations.


ADDITIONAL INFORMATION ABOUT THIS TRANSACTION
In connection with the proposed business combination transaction, Euronext and the NYSE Group expect that a newly formed holding company will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of NYSE Group that also constitutes a prospectus of the newly formed holding company. NYSE Group will mail the proxy statement/prospectus to its stockholders and the prospectus will be mailed to Euronext shareholders.


INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION IF AND WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.


You may obtain a free copy of the proxy statement/prospectus (if and when available) and other related documents filed by NYSE Group and the newly formed holding company with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and the other documents may also be obtained for free by accessing NYSE Group's Web site at http://www.nyse.com and Euronext's website at http://www.euronext.com.


NYSE Group and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Group stockholders in respect of the proposed business combination transaction. You can find information about NYSE Group's executive officers and directors in NYSE Group's definitive proxy statement filed with the SEC on April 11, 2006. You can obtain free copies of these documents and of the proxy statement prospectus (when it becomes available) from NYSE Group by contacting its investor relations department. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.